September 20, 2019

Austin So
Chief Legal Officer & Secretary
Stonemor GP LLC
3600 Horizon Boulevard
Trevose, PA 19053

       Re: Stonemor GP LLC
           Registration Statement on Form S-4
           Filed on September 11, 2019
           File no. 333-233712

Dear Mr. So:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Brittany Sakowitz